

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Shyam K. Kumaria
Vice President, Finance
Spectrum Pharmaceuticals, Inc.
157 Technology Drive
Irvine, CA 92618

Re: Spectrum Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 5, 2010
Proxy Statement on Schedule 14A
Filed April 28, 2010
File Number: 000-28782

Dear Mr. Kumaria:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director